EXHIBIT 99.1

News Release
TSX:RMX | NYSE.MKT:RBY
June 26, 2014

Rubicon Minerals Announces Results of its 2014 Meeting of Shareholders

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) announces that all resolutions were passed at the Annual General and Special Meeting of Shareholders (the “Meeting”) held on Wednesday, July 25, 2014 in Toronto, Ontario.

The voting at the Meeting was conducted by a show of hands. Had a poll been taken, the detailed results of the votes cast by proxy in respect of the election of the directors is set out as below. At the Meeting, the number of directors was set at seven and all director nominees listed in the Company’s management information circular dated May 16, 2014 were elected as directors of the Company.

Director	Number of Favourable Votes Cast by Proxy	Percentage of Favourable Votes Cast by Proxy
David W. Adamson	169,130,529	98.80%
Julian Kemp	167,744,514	97.99%
Bruce A. Thomas	169,103,683	98.78%
Michael D. Winship	167,722,335	97.98%
Michael A. Lalonde	168,834,607	98.63%
Peter M. Rowlandson	167,734,767	97.98%
David R. Beatty	169,127,015	98.80%

At the Meeting, shareholders also approved a special resolution to amend the Company’s Articles to include advance notice provisions relating to director nominations. In addition, shareholders appointed PricewaterhouseCoopers LLP as auditors of the Company, approved certain amendments to the Company’s stock option plan and approved all unallocated entitlements under the Company’s stock option plan.

The formal report on voting results with respect to all matters voted upon at the Meeting will be filed on SEDAR at www.sedar.com.

RUBICON MINERALS CORPORATION

“Mike Lalonde”

Michael A. Lalonde
President and Chief Executive Officer

PR14-12 For more information, contact Allan Candelario, Director of Investor Relations, Phone: 1.866.365.4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA M5H 3B3
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